SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 11-K



 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                                     OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934




                         Commission File Number 1-12619




                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN




                             RALCORP HOLDINGS, INC.
                                   SUITE 2900
                                800 MARKET STREET
                           ST. LOUIS, MISSOURI  63101


                            RALCORP HOLDINGS, INC.
                            SAVINGS INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                          DECEMBER 31,
                                          ------------
                                       2000           1999
                                   -------------  ------------
ASSETS
     Investments                   $ 115,276,019  $111,467,447
     Due from Sugar Kake plan                  -     3,038,607
                                   -------------  ------------
                                     115,276,019   114,506,054
                                   -------------  ------------

LIABILITIES
     Fees payable                          2,968         3,401
                                   -------------  ------------
                                           2,968         3,401
                                   -------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS  $ 115,273,051  $114,502,653
                                   =============  ============


See  the  accompanying  Notes  to  Financial  Statements.


                                RALCORP HOLDINGS, INC.
                               SAVINGS INVESTMENT PLAN
              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31,
                                                    -----------------------
                                                       2000           1999
                                                  -------------  -------------
ADDITIONS
 Investment income:
  Interest and dividend income                    $  5,370,078   $  5,265,619
  Net (depreciation) appreciation
    in fair value of investments                    (7,968,240)     5,622,892
                                                  -------------  -------------
                                                    (2,598,162)    10,888.511
                                                  -------------  -------------
 Contributions:
  Employer                                           1,620,062      1,459,972
  Participants                                       5,603,839      4,339,162
                                                  -------------  -------------
                                                     7,223,901      5,799,134
                                                  -------------  -------------

 Other additions                                         5,050          4,145
                                                  -------------  -------------
  Total additions                                    4,630,789     16,691,790
                                                  -------------  -------------
DEDUCTIONS
 Benefits paid                                      11,752,693     16,872,746
 Administrative expenses                                44,397         42,932
                                                  -------------  -------------
  Total deductions                                  11,797,090     16,915,678
                                                  -------------  -------------

NET DECREASE IN NET ASSETS BEFORE TRANSFERS         (7,166,301)      (223,888)

TRANSFERS AND ADJUSTMENTS
 Asset transfers in                                  7,936,699      5,903,568
 Milnot plan adjustment                                      -        630,744
                                                  -------------  -------------

NET INCREASE IN NET ASSETS                             770,398      6,310,424

Net Assets Available for Benefits:
 Beginning of year                                 114,502,653    108,192,229
                                                  -------------  -------------
 End of year                                      $115,273,051   $114,502,653
                                                  =============  =============

See  the  accompanying  Notes  to  Financial  Statements.


                                   SCHEDULE I

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                 Schedule of Assets Held for Investment Purposes
                                December 31, 2000

   Identity of issuer,
   borrower, lessor                                                              Fair
   or similar party              Description of Investment          Cost         Value
   ---------------------- ------------------------------------- ------------  ------------
*  The Vanguard Group     Vanguard 500 Index Fund               $ 19,498,231  $ 25,862,490
*  The Vanguard Group     Vanguard Explorer Fund                   7,268,840     7,323,749
*  The Vanguard Group     Vanguard Federal Money Market Fund      12,261,085    12,261,085
*  The Vanguard Group     Vanguard International Growth Fund       4,704,701     5,038,683
*  The Vanguard Group     Vanguard Total Bond Market Index Fund    1,571,624     1,587,354
*  The Vanguard Group     Vanguard Wellington Fund                11,844,439    12,641,376
*  The Vanguard Group     Vanguard Windsor II Fund                11,512,839    12,379,829
                                                                ------------  ------------
                           Total Investment in Shares in
                             Registered Investment Company        68,661,759    77,094,566

*  The Vanguard Group     Vanguard Retirement Savings Trust        6,672,982     6,672,982

*  Participant Loans      Loans at 7% - 11.25%                     4,534,180     4,534,180

*  Ralcorp Holdings, Inc. Common Stock                            22,284,844    26,555,906

   Smith Barney           Heritage Fixed Income Fund
                          (Unallocated Insurance Contract)           418,385       418,385
                                                                ------------  ------------

                                                                $102,572,150  $115,276,019
                                                                ============  ============

*  Party-in-interest

                                   SCHEDULE II

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2000

                                                                                                    Current Value
                                                                           Expense                   of Asset on
Identity                               Purchase     Selling    Lease    Incurred with     Cost of    Transaction
of Party    Description of Asset        Price        Price     Rental    Transaction       Asset         Date
--------  -------------------------  -----------  -----------  -------  --------------  -----------  ------------
Vanguard  500 Index Fund             $10,783,263               $     -  $            -               $ 10,783,263
Vanguard  500 Index Fund                          $ 6,504,278        -               -  $ 5,018,140     6,504,278
Vanguard  Explorer Fund                4,676,218                     -               -                  4,676,218
Vanguard  Explorer Fund                             2,035,422        -               -    1,774,853     2,035,422
Vanguard  Federal Money Market Fund    8,367,093                     -               -                  8,367,093
Vanguard  Federal Money Market Fund                 7,873,731        -               -    7,873,731     7,873,731
Vanguard  Wellington Fund              4,081,717                     -               -                  4,081,717
Vanguard  Wellington Fund                           2,501,799        -               -    2,419,304     2,501,799
Vanguard  Windsor II Fund              2,462,808                     -               -                  2,462,808
Vanguard  Windsor II Fund                           4,035,922        -               -    4,102,977     4,035,922
Ralcorp   Stock Fund                   8,637,219                     -               -                  8,637,219
Ralcorp   Stock Fund                                4,953,829        -               -    4,901,853     4,953,829



                                   SCHEDULE II

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2000

Identity                               Gain or
of Party    Description of Asset       (Loss)
--------  -------------------------  -----------
Vanguard  500 Index Fund
Vanguard  500 Index Fund             $ 1,486,138
Vanguard  Explorer Fund
Vanguard  Explorer Fund                  260,568
Vanguard  Federal Money Market Fund
Vanguard  Federal Money Market Fund            -
Vanguard  Wellington Fund
Vanguard  Wellington Fund                 82,495
Vanguard  Windsor II Fund
Vanguard  Windsor II Fund                (67,055)
Ralcorp   Stock Fund
Ralcorp   Stock Fund                      51,976



*Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in 29CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  -  DESCRIPTION  OF  PLAN

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

PLAN PURPOSE. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company's performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA's reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA's minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC).

ELIGIBILITY. All regular sales, administrative and clerical employees and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll subject to FICA in the United States are eligible to participate to the extent permitted by the Plan or applicable law, with the exception of Carriage House employees. In addition, the Plan requires completion of one year of credited service with the Company prior to participation in the Plan (see Subsequent Event footnote). At December 31, 2000 and 1999, there were a total of 2,112 and 1,723 participants, respectively, in the Plan.

PLAN ADMINISTRATION. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company's Board of Directors (the Board), the Company's Benefits Administration Committee (BAC) has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company's Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

PLAN CONTRIBUTIONS. Participants may make maximum contributions to the Plan equal to the lesser of $30,000 or 15% of their compensation for that year. The pre-tax contribution amount is limited to $10,500 per calendar year. Subject to such limitations, participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis.

The Company contributes a maximum of $.50 for each dollar contributed by participants, up to 6% of the participants' pre-tax earnings. The Company match is graduated based on years of service as follows: one year of service equates to a 15% Company match, two years of service equates to a 30% Company match and three or more years of service entitles the employee to the maximum Company match of 50%. Participant contributions may be invested in any of the available investment funds, while the Company match is invested solely in the Ralcorp Stock Fund. Participant contributions and earnings thereon are vested and non-forfeitable from the time made. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


Participants may also, subject to the $30,000 and 15% limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested.

Employees of several of the Company's production facilities are subject to different pre-tax limits, matching contribution levels and are not eligible to make supplemental contributions.

INVESTMENT Of FUNDS. All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (Trustee) or any successor selected by the EBTC. The value of the trust funds change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The Trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the plan years ended December 31, 2000 and 1999, participants were able to allocate their contributions among the following investment options:
Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Ralcorp Stock Fund, Fixed Income I Fund and Heritage Fixed Income Fund.

PLAN WITHDRAWALS, LOANS AND FORFEITURES. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant's beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 2000 and 1999 were $13,003 and $16,600, respectively, and are included in employer contributions on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999.

PLAN AMENDMENTS AND TERMINATION. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officer of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest in such participant. Under the Plan, a participant may elect from several alternative rules regarding the timing and nature of distribution.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The  significant  accounting  policies followed by the Plan are described below:

BASIS OF ACCOUNTING. The accompanying financial statements are prepared using the accrual basis of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

INVESTMENTS. Plan investments in common stock, collective trusts, and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the plan year. Interest income is recognized as earned and dividend income is recognized on the date of record. Participant loans are valued at cost, which approximates fair value. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

PAYMENT  OF  BENEFITS.  Benefits  are  recorded  when  paid.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE  3  -  INVESTMENTS

The Plan's investments are held in a trust fund. The following table presents the carrying value of investments. Investments that represent five percent or more of the Plan's net assets are separately disclosed.

                                                    December 31,
                                           -----------------------------
                                                2000            1999
                                           -------------   -------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE
  Common stock:
   Ralcorp Holdings, Inc.                  $  26,555,906   $  27,311,110
  Mutual funds:
   Vanguard 500 Index Fund                    25,862,490      24,379,975
   Vanguard Explorer Fund                      7,323,749       5,575,157
   Vanguard Federal Money Market Fund         12,261,085      11,767,722
   Vanguard International Growth Fund          5,038,683       5,473,996
   Vanguard Wellington Fund                   12,641,376      10,980,315
   Vanguard Windsor II                        12,379,829      13,029,521
   Vanguard Retirement Savings Trust           6,672,982       7,383,391
   Other                                       1,587,354       1,228,539
                                           -------------   -------------
                                             110,323,454     107,129,726

INVESTMENTS AT COST WHICH APPROXIMATES
 FAIR VALUE
  Participant loans                            4,534,180       4,337,721
INVESTMENTS AT CONTRACT VALUE
  Investment contract with
    Heritage Fixed Income Fund                   418,385               -
                                           -------------   -------------
                                           $ 115,276,019   $ 111,467,447
                                           =============   =============


During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                              Year Ended December 31,
                                           -----------------------------
                                                2000            1999
                                           -------------   -------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE
  Common stock                             $ (4,430,972)   $   2,724,012
  Mutual funds                               (3,537,268)       2,898,880
                                           -------------   -------------
                                           $ (7,968,240)   $   5,622,892
                                           =============   =============

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE  4  -  RELATED  PARTY  TRANSACTIONS

Certain plan investments are shares of Ralcorp common stock. Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 2000, these shares had a total cost of $22,284,844 and market value of $26,555,906. At December 31, 1999, these shares had a total cost of $18,557,099 and market value of $27,311,110. During 2000, the Plan purchased $8,722,545 and sold $5,040,382 of such assets. During 1999, the Plan purchased $8,092,839 and sold $14,084,015 of such assets.

Certain  Plan  investments  are  shares  of  mutual  funds  managed by Vanguard.
Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2000, these shares had a total cost of $75,334,741 and market value of $83,767,548. At December 31, 1999, these shares had a total cost of $65,901,981 and market value of $79,818,616. During 2000, the Plan purchased $35,737,089 and sold $28,263,230 of such assets. During 1999, the Plan purchased $42,066,267 and sold $39,335,032 of such assets. Administrative fees paid to Vanguard by the Plan amounted to $44,397 and $42,932 for the years ended December 31, 2000 and 1999, respectively.

NOTE  5  -  INCOME  TAX  STATUS

The Plan has received a favorable determination letter dated August 10, 1998 from the Internal Revenue Service as a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

NOTE  6  -  ASSET  TRANSFERS

On October 4, 1999, the Company completed the purchase of Ripon Foods, Inc. The $7,843,564 of assets related to participant balances in Ripon Foods Inc. Savings and Investment Plan, Ripon Foods Inc. Profit Sharing Plan, and Heritage Wafers Ltd. 401(k) Plan and Trust were merged into the plan on October 2, 2000.
Accordingly, the amount has been recorded as an "asset transfer in" in the accompanying financial statements for the year ended December 31, 2000.

On August 25, 1998, the Company completed the purchase of Sugar Kake Cookie, Inc. Assets totaling $3,131,742 related to participant balances in the Sugar
Kake 401(k) profit sharing plan were merged into the Plan on January 3, 2000. The transfer of those assets was approved on October 22, 1999. Of this amount, $3,038,607 was recorded as a receivable due from the Sugar Kake plan and as an "asset transfer in" in the accompanying financial statements as of and for the year ended December 31, 1999. The remaining $93,135, which related to loan funds, was recorded as an "asset transfer in" for the year ended December 31, 2000.

During 1998, the Company completed the purchases of Flavor House, Inc. and Nutcracker Brands, Inc. The $2,864,961 of assets related to participant balances in those companies' 401(k) profit sharing plans were merged into the Plan on May 28, 1999. Accordingly, this amount was recorded as an "asset transfer in" in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


On September 10, 1998, the Company sold Beech-Nut Nutrition Corporation (Beech-Nut), a wholly-owned subsidiary, to The Milnot Company (Milnot). As a result of the sale, the Plan incurred a liability to transfer Beech-Nut participant balances to the Milnot plan. This liability was recorded at an estimated amount of $8,389,654 as of December 31, 1998. The actual liability was determined to be $7,758,910 and this amount was transferred to the Milnot plan in 1999. The difference between the estimated amount to be transferred and the actual amount transferred was due to employee terminations and a decline in market value of participant asset balances. The reduction from the estimated liability is reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

NOTE  7  -  SUBSEQUENT  EVENT

The  following  changes  to  the  Plan  took  effect  April  1,  2001:

  - Elimination of the one year wait before employees are eligible to participate in the Plan.

  - Modification of the graduated matching schedule. The matching contribution schedule for less than one year is still zero, one year service is 25%, and two or more years of service is 50%. Employees who are currently at the 15% or 30% match levels were moved to the new schedule based on their service as of April 1, 2001.

  - Removal of the requirement that company matching contributions have to be invested in Ralcorp Stock Fund and the removal of any investment restrictions on amounts already contributed that are currently restricted to the Ralcorp Stock Fund. Participants are able to move previously restricted balances to any of the other investment options of the Plan.

  - Elimination of the supplemental (after-tax) contribution option from the Plan. This feature has been eliminated from the Plan but this change does not affect any of the existing plan provisions with respect to supplemental contributions made prior to April 1, 2001. Those balances will still be available for supplemental withdrawals and all other plan transactions.

  - Increase in the pre-tax contribution maximum from 12% to 15% of pay for all employees.

(on  PricewaterhouseCoopers  letterhead)

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Ralcorp Holdings, Inc.
Savings  Investment  Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial staements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/  PricewaterhouseCoopers LLP
-------------------------------

May 15, 2001

                                    SIGNATURE



The  Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                         RALCORP  HOLDINGS,  INC.
                         EMPLOYEE  BENEFIT  TRUSTEES  COMMITTEE



                         By  _______________________________________
                              T.  G.  Granneman,  Chairman
                              Ralcorp  Holdings,  Inc.
                              Employee  Benefit  Trustees  Committee



June  28,  2001

                                  EXHIBIT INDEX


Exhibits
--------

   23     Consent  of  Independent  Accountants